UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [ ] Merger

          [x] Liquidation

          [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election  of status as a Business  Development  Company  (Note:
              Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Metric Wisdom Funds

3. Securities and Exchange Commission File No.: 811-10485

4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

       [X] Initial Application       [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

    Advanced Capital Advisers, Inc.
    Attn: Art Carlson, President
    10800 Lindale Avenue South
    Suite 244
    Bloomington, MN 55420

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Dee Anne Sjogren, Esq.
     Thompson Coburn LLP
     One US Bank Plaza
     St. Louis, Missouri 63101-1693
     (314) 552-6295

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

    Unified Fund Services, Inc.
    431 North Pennsylvania Street
    Indianapolis, IN 46204
    (317) 917-7003

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

9. Sub-classification if the fund is a management company (check only one):

          [X] Open-end         [ ] Closed-end


10. Date the Fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]:

              August 30, 2001

11. State law which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Delaware

12. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment Adviser:   Advanced Capital Advisers, Inc.
                           Attn:  Art Carlson, President
                           10800 Lindale Avenue South
                           Suite 244
                           Bloomington, MN  55420

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Quasar Distributors, LLC
        615 E. Michigan Street
        Milwaukee, WI 53202

        Unified Financial Securities, Inc.
        431 North Pennsylvania Street,
        Indianapolis, IN  46204.

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14. If the fund is a unit investment trust ("UIT") provide: N/A

        (a) Depositor's name(s) and address(es):

        (b) Trustee's name(s) and address(es):

15. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [  ] Yes       [X] No

         If Yes, for each UIT state:
              Name(s):

              File No.:

              Business Address:


16.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes        [  ] No

If Yes, state the date on which the board vote took place: April 08, 2003

              If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [  ] Yes           [X] No

If Yes, state the date on which the shareholder vote took place:

               If No, explain:

               Shareholder approval was not required. Article VIII, Section 1(a) of the Trust's Agreement and Declaration of Trust dated August 22, 2001 provides that the Trust may be dissolved by the Board of Trustees by written notice to shareholders. A majority of the trustees approved the dissolution of the Trust on April 8, 2003, and notice to shareholders was provided in a sticker to the prospectus dated April 9, 2003.

II. Distributions to Shareholders

17. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

             [X] Yes           [  ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          April 17, 2003

     (b)  Were the distributions made on the basis of net assets?

             [X] Yes           [  ] No

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     (c)  Were the distributions made pro rata based on share ownership?

             [X] Yes           [  ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholders made in kind?

            [  ] Yes           [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18. Closed-end funds only: N/A Has the fund issued senior securities?

            [  ] Yes           [  ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19. Has the fund distributed all of its assets to the fund's shareholders?

            [X] Yes           [  ] No

          If No,

          (a) How many shareholders does the fund have as of the date of this form is filed?

          (b) Describe the relationship of each remaining shareholders to the fund:

20. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ] Yes           [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

21. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ X ] Yes           [  ] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          The only remaining asset of All Sectors Fund (the "Fund"), the initial series of Metric Wisdom Funds (the "Trust"), is a claim against the Fund's investment adviser, Advanced Capital Advisers, Inc. ("ACA") for unreimbursed expenses in the amount of approximately $69,225.33. The independent Trustees of the Trust have determined that the cost of pursuing this claim would far exceed the amount of any potential recovery, and that recovery of any portion of this amount is unlikely due to ACA's financial difficulties.

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          ACA agreed to pay the Fund's operating expenses that exceeded 2.25% of the Fund's average net assets during its initial year of operations ending April 30, 2003 (the "expense cap"), pursuant to the Investment Advisory Agreement between the Fund and ACA dated April 15, 2002. The Fund paid the majority of its operating expenses directly and recorded a receivable from ACA for amounts in excess of the expense cap. The independent trustees of the Trust determined that the receivable was uncollectible due to ACA's financial difficulties, which resulted in a reduction in the Fund's net asset value by the amount of the
          receivable,   approximately   $69,225.33.   The  independent  trustees
          notified shareholders in a prospectus sticker dated April 1, 2003.

          (b)  Why has the fund retained the remaining assets? Involuntary

          (c)  Will the remaining assets be invested in securities? N/A

                 [  ] Yes           [  ] No

22. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                 [  ] Yes           [X] No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

23.(a) List the expenses incurred in connection with the Merger or Liquidation:

 (i)Legal expenses:   Waived by counsel
 (ii)Accounting expenses:  $805.36
 (iii)Other expenses (list and identify separately):  $3,401.34  (see exhibit A)
 (iv)Total expenses (sum of lines (i)-(iii) above):  $4,206.70

          (b) How were those expenses allocated? Expenses were deducted from the assets of the Trust's only series, the All Sectors Fund, prior to distribution of the Fund's remaining assets to shareholders.

          (c) Who paid those expenses? Expenses were borne by the All Sectors Fund.

          (d)  How did the fund pay for unamortized expenses (if any)? N/A

24. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

           [  ] Yes           [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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V. Conclusion of Fund Business

25. Is the fund a party to any litigation or administrative processing?

           [  ] Yes           [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [  ] Yes           [X] No

          If Yes, describe the nature and extent of those activities:

VI. Mergers Only: N/A

27. (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger:

          (c) If the merger or reorganization agreement has not been filed with the Commission, state the file number and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




                                  VERIFICATION

     The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Metric Wisdom Funds; (ii) he is a Trustee of Metric Wisdom Funds, and (iii)all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.






                                         /s/
                                         Tom Tripp
                                         Title:  Independent Trustee



                                          /s/
                                          Dennis Carpenter
                                          Title:  Independent Trustee







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                                   EXHIBIT A

                                  Closing fees


            Fund Accounting Expenses:
            Fund Accounting                        412.62
            Pricing Expense                        392.74
            TOTAL ACCOUNTING EXPENSES              805.36

            OTHER EXPENSES:
            Administration Expense                 525.89
            Transfer Agent Expense                 817.18
            Custodian Expense                      802.11
            Printing Expense                        28.29
            Out of pocket Expense                  290.14
            Audit Expense                          500.00
            Miscellaneous Expense                  437.73
            TOTAL OTHER EXPENSES                 3,401.34

            LEGAL EXPENSES:                            $0

            TOTAL EXPENSES:                      4,206.70








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